Mail Stop 6010


	October 21, 2005


Kevin Kennedy
Chief Executive Officer
JDS Uniphase Corporation
1768 Automation Parkway
San Jose, California 95131

Re:	JDS Uniphase Corporation
	Proxy Statement/Prospectus on Form S-4
      Filed October 5, 2005
	File No. 333-128830

Dear Mr. Kennedy:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Merger, page 32

1. Please revise your discussion of the background of the merger to include a more explanatory analysis of the negotiations relating to the valuation of Agility and the determination of the type and amount of the merger consideration. The discussion should provide the Agility stockholders with a better understanding of how, when and why the amount of merger consideration for the various classes and series of capital stock was determined.

2. We note that on January 14, 2005, JDS Uniphase purchased approximately $3,000,000 worth of Agility Series E preferred stock.
If the enterprise valuation of Agility determined in connection with that purchase was materially different from the valuation of the merger consideration offered in the proposed transaction, please discuss the material reasons for the differences in those valuations.

Structure of the Merger and the Conversion of Agility Stock, page
36

3. Please indicate the per share liquidation preference for each series of preferred stock.

Voting Agreements, page 45

4. We note that you have already received the approval of "certain stockholders." Please tell us how the solicitation of that approval was consistent with Section 5 of the Securities Act.

Undertakings

5. Include the undertakings required by Item 512(a) of Regulation
S-
K.  See Section II.F of SEC Release 33-6578 (April 23, 1985).

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tim Buchmiller at (202) 551-3635 or me at
(202)
551-3617 with questions regarding our comments.

	Sincerely,



	Russell Mancuso
	Branch Chief


cc:	Michael C. Phillips, Esq. (via fax)
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Kevin Kennedy
JDS Uniphase Corporation
October 21, 2005
Page 4